PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the unaudited condensed consolidated financial statements of the Company as at and for the three months ended March 31, 2012, as well as the annual audited consolidated financial statements for the year ended December 31, 2011 and the corresponding MD&A. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2011 can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A, as well as “Risks and uncertainties” in the Company’s Annual Information Form dated March 30, 2012.

This MD&A has been prepared as of May 2, 2012.

FIRST QUARTER HIGHLIGHTS

  Production increased to 25,793 gold equivalent ounces¹ from 24,083 gold equivalent ounces in 2011;

  Gold and silver production were 22,588 ounces and 1.32 million ounces, respectively, compared to 20,498 ounces and 1.23 million ounces, respectively, in 2011;

  Total cash costs per gold equivalent ounce² were $674, compared to $624 in 2011. On a by- product basis, total cash costs per gold ounce were $532, compared to $491 per gold ounce for 2011;

  Net income was $18.6 million ($0.21 per share), compared to a net loss of $7.9 million ($0.09 per share) in 2011. Adjusted net income3 was $18.8 million ($0.21 per share) , compared to $1.6 million ($0.02 per share) in 2011;

  Operating cash flows before working capital changes amounted to $21.3 million , compared to cash outflows before working capital changes of $1.2 million in 2011;

  The Company changed the reserve and resource estimation methodology historically used at San Dimas in order to improve mine planning and the predictability of operating results. This led to a reduction and reclassification of reserves and resources and the transfer of some resources to exploration potential.
1

“Gold equivalent ounces” includes silver ounces produced, and converted to a gold equivalent based on a ratio of the average commodity prices received for each period. The ratio for the first quarter 2012 was based on realized prices of $1,678 per ounce of gold and $4.08 per ounce of silver.

2

Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Total cash costs per gold ounce” below for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

3

Adjusted net income (loss) and adjusted net income (loss) per share are non-GAAP measures. Adjusted net income (loss) is net income (loss) adjusted for unusual charges. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to “Non-GAAP measure – Adjusted net income (loss)” below for a reconciliation of adjusted net income (loss) to reported net income (loss).

OVERVIEW

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company is focused on building a portfolio of high quality, low cost precious metals assets in the Americas through acquiring, exploring, developing and operating mineral resource properties. Primero currently has one producing property – the San Dimas Mine, which it acquired on August 6, 2010.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and on the New York Stock Exchange (“NYSE”) under the symbol “PPP”. In addition, Primero has common share purchase warrants which trade on the TSX under the symbol “P.WT”.

The Company intends to transition from a single-asset gold producer to an intermediate gold producer in the future. The Company believes that the San Dimas Mine provides a solid production base with short-term opportunities to optimize mine capacity, increase mill throughput and expand production.

RECENT CORPORATE DEVELOPMENTS

Change in reserve and resource estimation methodology

In early 2012, the Company elected to review its Mineral Resource estimation methodology, in order to enhance its geological understanding, facilitate mine planning and improve the predictability of near term results at the San Dimas Mine. As part of the Mineral Resource and Mineral Reserve estimation review the Company retained AMC Consultants (“AMC”), an independent mining and geological consulting firm that had not previously reported on the property. AMC assisted the Company in its review of the best estimation method applicable at San Dimas and completed an independent Mineral Resource and Reserve estimation as at December 31, 2011. The Company and AMC selected a block modeling approach using kriging interpolation. The resulting block models are more tightly constrained to the data and may better reflect the variability of the mineralization along strike and dip. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis. The estimates made using this approach, and a review of current operating experience, resulted in a reduction of Mineral Resources and Mineral Reserves as at December 31, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

San Dimas Mine Mineral Resources and Mineral Reserves as at December 31, 2011

Classification	Tonnage	Gold Grade	Silver Grade	Contained	Contained
	(million tonnes)	(g/t)	(g/t)	Gold	Silver
				(000 ounces)	(000 ounces)
Mineral Resources
Indicated	2.877	6.2	390	577	36,470
Inferred	5.833	3.8	320	704	60,770
Mineral Reserves
Probable	3.514	4.5	280	505	31,800

Notes to Resource Statement:

1.	Mineral Resources include Mineral Reserves.
2.	Cutoff grade of 2 g/t AuEq is applied and the AuEq is calculated at a gold price of US$1,400 per troy ounce and silver price of $25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.

The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and Qualified Persons (“QP’s”) for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to Reserve Statement:

1.

Cutoff grade of 2.52g/t AuEq based on total operating cost of $98.51/t. Metal prices assumed are a gold price of $1,250 per troy ounce and silver price of US$20 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13.00 pesos/$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets is in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver. This potential mineralization is believed to exist within the geologic model and is comprised of a portion of the previously reported (2010) resource bases. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

The change in reserve and resource estimates at San Dimas does not impact management’s confidence in the ultimate mineral potential of the mine. The Company is confident that with further drilling a reasonable amount of the exploration potential will be converted into inferred resources.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Award for social responsibility from the Mexican Centre for Philanthropy

In March 2012, the Company was granted the Empresa Socialmente Responsible (“ESR”) award by CEMEFI, the Mexican Center for Philanthropy. The ESR award is given to companies operating in Mexico that are committed to sustainable economic, social and environmental operations in all areas of corporate life, including business ethics, involvement with the community and preservation of the environment.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

SELECTED QUARTERLY DATA

	Three months ended
	March 31
	2012	2011
Operating Data
Tonnes of ore milled	178,523	162,517
Produced
Gold equivalent (ounces)	25,793	24,083
Gold (ounces)	22,588	20,498
Silver (million ounces)	1.32	1.23
Sold
Gold equivalent (ounces)	26,229	24,506
Gold (ounces)	23,004	20,506
Silver (million ounces)	1.33	1.37
Average realized prices
Gold ($/ounce)	$1,678	$1,387
Silver ($/ounce)¹	$4.08	$4.04
Total cash costs (per gold ounce)
Gold equivalent basis	$674	$624
By-product basis	$532	$491

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	44,004	33,988
Income from mine operations	18,662	10,912
Net income/(loss)	18,578	(7,895)
Basic income/(loss) per share	0.21	(0.09)
Diluted income/(loss) per share	0.19	(0.09)
Operating cash flows before working capital changes	21,257	(1,182)
Assets
Mining interests	486,606	482,746
Total assets	640,084	658,044
Liabilities
Long-term liabilities	52,196	114,850
Total liabilities	117,343	233,275
Equity	522,741	424,769
Weighted average shares outstanding (basic)(000's)	88,260	87,773
Weighted average shares outstanding (diluted)(000's)	96,705	87,773

1

Due to a silver purchase agreement originally entered into in 2004, Primero sells the majority of silver produced at the San Dimas Mine at a fixed price (see “RESULTS OF OPERATIONS -Silver purchase agreement” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

OUTLOOK FOR 2012

In 2012, Primero expects to produce between 100,000 and 110,000 gold equivalent ounces in-line with 2011 production, based on higher throughput at lower grades. Cash costs for 2012 are expected to be in the range of $630 to $660 per gold equivalent ounce or between $310 and $340 per gold ounce on a byproduct basis. Primero's 2012 outlook is summarized in the following table.

Outlook 2012
Gold equivalent production (gold equivalent ounces)	100,000-110,000
Gold production (ounces)	80,000-90,000
Silver production (ounces)	4,500,000-5,000,000
Gold grade (grams per tonne)	3.7
Silver grade (grams per tonne)	225
Total cash costs (per gold equivalent ounce)	$630 - $660
Total cash costs - by-product (per gold ounce)	$310 - $340
Capital expenditures	$30 million

Material assumptions used to forecast total cash costs for 2012 include: an average gold price of $1,600 per ounce; an average silver price of $9.41 per ounce (calculated using the silver purchase agreement contract price of $4.08 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $30 per ounce); and foreign exchange rates of 1.05 Canadian dollars and 12.8 Mexican pesos to the US dollar. Primero expects that the 3.5 million ounce threshold under the silver purchase agreement (see “Silver purchase agreement” under “RESULTS OF OPERATIONS” below) to be met at the end of April 2012, and that 500,000 to 750,000 ounces of silver to be sold at market prices during 2012.

Capital expenditures in 2012 are planned to remain in line with 2011, reflecting management's focus on reserve and resource growth, with underground development and exploration drilling accounting for around 70% of the expected $30 million expenditures. This will include a Company record 65,000 metres of diamond drilling, consisting of 35,000 metres of delineation drilling and 30,000 metres of exploration drilling. Infrastructure drifting is expected to total 5,000 metres plus 3,000 metres of exploration drifting. The remainder of the capital expenditures in 2012 will be sustaining capital of $5.8 million plus capital projects of $4.1 million.

The Company expects to make a decision to expand the milling facility to either 2,500 tonnes per day or 3,000 tonnes per day in the third quarter of 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

REVIEW OF OPERATIONS San Dimas Mine

The following table discloses operating data for the San Dimas Mine for the first quarter 2012 and the preceding four quarters.

	Three months ended
	31-Mar-12	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
Operating Data
Tonnes of ore milled	178,523	176,633	186,997	136,464	162,517
Average mill head grade (grams/tonne)
Gold	4.05	3.70	3.35	4.56	4.03
Silver	242	223	195	259	250
Average recovery rate (%)
Gold	97%	98%	97%	97%	97%
Silver	95%	95%	94%	94%	94%
Produced
Gold equivalent (ounces)	25,793	23,115	27,450	27,576	24,083
Gold (ounces)	22,588	20,191	19,500	19,374	20,498
Silver (million ounces)	1.32	1.20	1.10	1.06	1.23
Sold
Gold equivalent (ounces)	26,229	21,192	27,633	26,807	24,506
Gold (ounces)	23,004	18,487	19,659	18,837	20,506
Silver @ fixed price (million ounces)	1.33	1.11	0.86	0.77	1.37
Silver @ spot (million ounces)	-	-	0.25	0.26	-
Average realized price (per ounce)
Gold	$1,678	$1,679	$1,668	$1,523	$1,387
Silver	$4.08	$4.08	$12.00	$11.73	$4.04
Total cash operating costs ($000s)	$17,381	$16,622	$17,584	$16,173	$15,031
Total cash costs (per gold ounce)
Gold equivalent basis	$674	$719	$641	$586	$624
By-product basis	$532	$580	$222	$190	$491

San Dimas produced 22,588 ounces of gold and 1.32 million ounces of silver in the first quarter 2012, 10% more and 7% more, respectively, than the same period in 2011. The increase in gold production was primarily due to 10% higher throughput from 162,517 tonnes in 2011 to 178,523 tonnes in 2012. The grade remained fairly consistent between the two periods, gold being 1% higher and silver 3% lower in 2012 than 2011. As discussed under “OUTLOOK FOR 2012” above, the Company expected average grades to be somewhat lower in 2012 than 2011 and its plan was to compensate for this by increasing throughput.

Total cash costs on a gold equivalent and by-product basis in the first quarter 2012 were $674 and $532 per ounce respectively, compared with $624 and $491 per ounce in the first quarter 2011 as higher cash costs offset higher ounces produced. Cash costs increased to $17.4 million in 2012 from $15.0 million in 2011 due mainly to higher personnel costs resulting from new hires and higher wages and benefits, higher cyanide prices (because of a global shortage) and higher power costs (due to the below average rainy season that reduced power from the Company’s hydro generating facility and required power to be purchased off the grid). Total cash costs on a gold equivalent and by-product basis were 6% and 8% lower than the fourth quarter 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Transition Matters

Since August 6, 2010, the transition matters relating to the acquisition of the San Dimas Mine have largely been resolved. As at the date of this MD&A, the only significant outstanding matter is securing a permit to operate the aircraft. In Mexico, aircraft can only be operated through a licensed carrier and the Company is currently operating its aircraft through the carrier of the previous mine owner, Desarrolos Mineros San Luis, S.A. de C.V. (“DMSL”) The Company is working to acquire its own carrier licence, and expects this to be completed by the end of 2012.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

RESULTS OF OPERATIONS

FIRST QUARTER FINANCIAL RESULTS

	For the three months ended
In thousands of US dollars except per share amounts	March 31
	2012	2011
	$	$
Revenue	44,004	33,988
Operating expenses	(18,893)	(15,868)
Depreciation and depletion	(6,449)	(7,208)
Total cost of sales	(25,342)	(23,076)
Income from mine operations	18,662	10,912
General and administration	(3,515)	(4,503)
Other income (expense)	(89)	11
Foreign exchange gain (loss)	1,484	(1,569)
Finance income	137	21
Finance expense	(1,147)	(2,949)
(Loss) gain on derivative contracts	(20)	3,127
Income before income taxes	15,512	5,050
Income taxes	3,066	(12,945)
Net income (loss) for the period	18,578	(7,895)
Basic income (loss) per share	0.21	(0.09)
Diluted income (loss) per share	0.19	(0.09)
Weighted average number of common shares outstanding - basic	88,259,831	87,772,801
Weighted average number of common shares outstanding - diluted	96,705,098	87,772,801

The Company earned net income of $18.6 million ($0.21 per share) in 2012 compared with a net loss of $7.9 million ($0.09 per share) in 2011. Income before income taxes was $10.5 million higher in 2012 than 2011, as a result of $7.8 million more income from operations, $2.7 million lower expenses, and income taxes were a recovery of $3.1 million in 2012 versus an expense of $12.9 million in 2011. Income taxes in 2012 reflect the benefit of the Advance Pricing Agreement (“APA”) filing in the fourth quarter of 2011, which resulted in the Company’s Mexican subsidiary recording revenue and taxes from sales under the silver purchase agreement at realized prices rather than spot prices. Adjusted net income for 2012 was $18.8 million ($0.21 per share) compared with $1.6 million ($0.02 per share) for 2011. The 2011 adjusted net income primarily includes the benefit of the APA filing for the period January 1, 2011 to March 31, 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Revenue

Revenue was $44.0 million for 2012 as a result of selling 23,004 ounces of gold at an average realized price of $1,678 per ounce, and 1.33 million ounces of silver at an average realized price of $4.08 per ounce. Revenue was $34.0 million in 2011 from selling 20,506 ounces of gold at an average realized price of $1,387 per ounce and 1.37 million ounces of silver at an average realized price of $4.04 per ounce. All of the silver ounces in 2012 and 2011 were sold at a fixed price pursuant to a silver purchase agreement.

Silver purchase agreement

In 2004, the owner of the San Dimas Mine entered into an agreement (the “Internal SPA”) to sell all the silver produced at the mine for a term of 25 years to Silver Trading (Barbados) Ltd. (“Silver Trading”) at market prices. Concurrently, in return for upfront payments of cash and shares of Silver Wheaton, Silver Trading entered into an agreement (the “External SPA”) to sell all of the San Dimas silver to Silver Wheaton Caymans at the lesser of $3.90 per ounce (adjusted for annual inflation) or market prices.

These two silver purchase agreements were amended when the Company acquired the San Dimas Mine. For each of the first four years after the acquisition date of August 6, 2010, the first 3.5 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.04 per ounce (adjusted by 1% per year) and market prices. After four years, for the life of the mine, the first 6 million ounces per annum of silver produced by the San Dimas Mine, plus 50% of the excess silver above this amount, must be sold to Silver Wheaton Caymans at the lesser of $4.20 per ounce (adjusted by 1% per year) and market prices. All silver not sold to Silver Wheaton Caymans is available to be sold by the Company at market prices.

The expected cash flows associated with the sale of the silver to Silver Wheaton Caymans at a price lower than the market price have been reflected in the fair value of the mining interests recorded upon acquisition of the San Dimas Mine. The Company has presented the obligation to sell any silver production to Silver Wheaton Caymans as part of the mining interest, as the Company did not receive any of the original cash payment which was made by Silver Wheaton to acquire its interest in the silver production of the San Dimas Mine. Further, the Company does not believe that the obligation meets the definition of a liability as the obligation to sell silver to Silver Wheaton Caymans only arises upon production of the silver.

In October 2011, as part of its restructuring initiatives, the Company amended the Internal SPA to provide that the price payable by Silver Trading to purchase silver is the same price as the fixed price charged by Silver Trading under the External SPA.

Operating expenses

Operating expenses of the San Dimas Mine were $18.9 million in 2012 compared to $15.9 million in 2011. Operating expenses include $0.2 million and $0.5 million of non-cash share-based payment expense related to personnel at the mine for 2012 and 2011, respectively. Cash production costs per gold ounce were $674 and $532, respectively, on a gold equivalent and by-product basis for 2012 compared with $624 and $491, respectively, for 2011.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Depreciation and depletion expense

The depreciation and depletion expense was $6.5 million in 2012 compared to $7.2 million in 2011. Depletion cost is initially charged to inventory during the production process and then transferred to cost of sales when the inventory is sold. Relatively more depletion cost was included in inventory at March 31, 2012 than March 31, 2011, resulting in lower depletion expense in 2012 than 2011. Mining properties are depleted using a units-of-production basis over the mine’s estimated and economically proven and probable reserves and an estimate of the portion of mineralization expected to be classified as reserves. Historically, over the past 30 years, the San Dimas Mine has converted approximately 90% of resources into reserves.

General and administration expenses

General and administration expenses were $3.5 million for 2012, compared to $4.5 million for 2011, broken down as follows:

	Three months ended
	March 31,
(In thousands of U.S. dollars)	2012	2011

Share-based payment	400	1,726
Salaries and wages	1,173	1,191
Rent and office costs	253	319
Legal, accounting, consulting, and other professional fees	809	589
Other general and administrative expenses	880	678
Total	3,515	4,503

The reduced share-based payment charge in 2012 was primarily a result of options being expensed based on a graded schedule, resulting in a greater expense being charged in earlier periods. The increase in legal, accounting, consulting, and other professional fees was due mainly to costs related to the Company’s change in reserve and resource estimation methodology (see “RECENT CORPORATE DEVELOPMENTS” above.), as well as consulting fees associated with the Company’s restructuring initiatives. The increase in other general and administration expenses was mainly due to costs associated with the Company’s listing on the NYSE and the associated compliance requirements (the Company’s NYSE listing occurred in August 2011), and higher I.T. expenses.

Finance expense

Finance expense was $1.1 million for 2012, compared to $2.9 million for 2011. The expense in 2011 included $1.7 million of accretion expense on the convertible note (not incurred in 2012 as the convertible note was fully accreted by August 6, 2011), and accrued interest on the promissory note, convertible note and VAT loan, all of which were issued in the third quarter of 2010 concurrent with the acquisition of the San Dimas mine. Principal repayments of $30 million on the convertible note in October 2011 and $5 million on the promissory note in early January 2012, as well as full repayment of the $70 million VAT loan in July 2011, further reduced finance expense in 2012 compared with 2011 (see “LIQUIDITY AND CAPITAL RESOURCES” below).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Foreign exchange

The Company recorded a foreign exchange gain of $1.5 million in 2012 compared with a loss of $1.6 million in 2011. The gain in 2012 was mainly due to unrealized foreign exchange gains on deferred tax and accounts receivable balances as a result of the sharp appreciation of the Mexican peso relative to the US dollar during the three month period. The loss in 2011 was due mainly to the impact of the appreciating peso on the settlement of the Company’s peso-denominated liabilities.

Gain (loss) on derivative contracts

The Company currently has one type of derivative contract – call options to purchase silver, designed to partially mitigate any potential adverse tax consequences of the silver purchase agreement. In 2012 the Company realized a loss of $955,000 on the expiry of silver call option contracts and also recognized unrealized gains of $935,000 on unexpired contracts, for a net loss of $20,000. The Company recorded unrealized gains of $3.1 million on derivative contracts in the first quarter 2011, comprising $2.4 million of mark-to-market adjustments to the fair value of an embedded derivative included in the convertible note, and $0.7 million on unexpired silver call options.

The Company purchased two tranches of silver call option contracts in 2011. On March 18, 2011, it purchased contracts for 1.2 million ounces of silver at a strike price of $39 per ounce for a total cost of $2.2 million. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1.5 million ounces of silver at a strike price of $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012.

Income taxes

The Company recorded an income tax recovery of $3.1 million in 2012, compared with an income tax expense of $12.9 million in the same period 2011. The recovery of income taxes in 2012 was due mainly to the impact of Mexican inflation on the tax values of mineral properties, which increased deferred tax assets, with a corresponding credit to income tax expense. Income tax expense in 2011 reflects tax on sales of silver based on spot prices rather than realized prices. Upon the acquisition of the San Dimas mine, the Company assumed the obligation to sell silver at below market prices according to a silver purchase agreement with a subsidiary of Silver Wheaton Corp. Until the fourth quarter of 2011, silver sales under the silver purchase agreement realized approximately $4 per ounce; however, the Company's provision for income taxes was computed based on sales at market prices.

On October 17, 2011, the Company filed an application (the APA application) to the Mexican tax authorities for a ruling on the appropriate price for intercompany silver sales from its Mexican subsidiary to its Barbadian subsidiary under the silver purchase agreement. Primero submitted its APA application after preparation of a detailed transfer pricing study. The APA review is an interactive process between the taxpayer and the tax authority, which the Company has been advised is likely to take 12 to 14 months. At the end of the APA process, the tax authority will issue a tax resolution letter specifying the pricing method that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

For the duration of the APA process, under Mexican tax law, the taxpayer can record its revenues and intercompany pricing under the terms that the taxpayer considers reasonable (assuming they are compliant with applicable transfer pricing requirements). As a result, in the fourth quarter of 2011, after filing the APA application, the Company's Mexican subsidiary adjusted (retrospectively to the date of the purchase of the San Dimas Mine) the revenue recorded under the silver purchase agreement to the fixed price realized and adjusted its income tax provision to record taxes based on realized revenue. Throughout the APA process, the Company will identify the potential tax that would be payable if the APA is unsuccessful as a contingent liability in the notes to its financial statements. As at March 31, 2012, the amount of the contingent liability was $41.6 million, however, the Company’s Mexican subsidiary paid taxes prior to the date of filing for which it has requested a refund and recorded a receivable. At March 31, 2012, this receivable was $21.3 million and as such the cash that would have to be paid to satisfy the contingent liability at March 31, 2012 is $20.3 million.

Mining interests and impairment

For the duration of 2011 and the first quarter of 2012, the Company had a market capitalization which was less than the carrying value of the San Dimas Mine. Management considered this an impairment indicator at December 31, 2011, and as such, performed an impairment analysis as at that date. The impairment analysis performed was a value in use model, that is, a discounted cash flow analysis to assess the recoverable amount of the San Dimas cash generating unit (“CGU”). Based on the inputs to the model, there was no impairment to the San Dimas CGU at December 31, 2011. There have been no additional impairment triggers noted by management between December 31, 2011 and March 31, 2012 and as such no further impairment test has been performed. Management believes that the net carrying value of the San Dimas CGU is supported based on the estimates included in the model as at December 31, 2011. The most significant of the assumptions incorporated into the model are i) the estimate of reserves, resources and exploration potential (see “Change in reserve and resource estimation methodology” under “RECENT CORPORATE DEVELOPMENTS” above), and ii) the inclusion of the benefit of a positive APA ruling on the Company’s tax position (see “Income Taxes” under “RESULTS OF OPERATIONS” above). Should any of the assumptions in the value in use model be materially changed, there is a risk that the San Dimas CGU could be impaired.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

SELECTED QUARTERLY FINANCIAL DATA

The following table provides summary unaudited financial data for the last eight quarters.

(In thousands of US$ except for per share
amounts and operating data)	2012	2011				2010
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	44,004	35,645	46,079	40,830	33,988	41,425	18,853	-
Net income (loss)	18,578	36,758	35,066	3,897	(7,895)	6,893	(35,630)	(2,401)
Basic income (loss) per share	0.21	0.42	0.40	0.04	(0.09)	0.08	(0.68)	(0.80)
Diluted income (loss) per share	0.19	0.38	0.40	0.04	(0.09)	0.08	(0.68)	(0.80)
Operating cash flow before
working capital changes	21,257	14,602	50,549	21,456	(1,521)	13,354	(27)	(2,162)
Cash and cash equivalents	86,268	80,761	107,227	63,629	65,380	58,298	55,007	636
Total assets	640,084	624,697	619,416	672,898	658,044	656,733	638,001	934
Long-term liabilities	52,196	52,299	118,191	140,271	114,850	114,329	120,392	-
Equity	522,741	503,278	465,656	430,070	424,769	430,046	422,618	(771)
Gold produced (ounces)	22,588	20,191	19,500	19,374	20,498	21,171	10,772	-
Gold sold (ounces)	23,004	18,487	19,659	18,837	20,506	27,329	11,845	-
Average price realized per gold ounce	1,678	1,679	1,668	1,523	1,387	1,359	1,257	-
Cash cost per gold equivalent ounce	674	719	641	586	624	645	633	-
Cash cost per gold ounce, net of silver by-products	532	580	222	190	491	524	526	-
Silver produced (million ounces)	1.32	1.20	1.10	1.06	1.23	1.21	0.58	-
Silver sold @ fixed price (million ounces)	1.33	1.11	0.86	0.77	1.37	1.06	0.98	-
Silver sold @ spot (million ounces)	-	-	0.25	0.26	-	-	-	-

Gold production and sales were higher in Q1 2012 compared to any quarter in 2011, as a result of either higher throughput or higher grades. Gold production and sales remained relatively consistent each quarter during 2011, despite a month-long strike by the union of millworkers in Q2 2011. Somewhat higher grades in Q2 2011 as compared to other quarters in 2011, and an increase in throughput after the strike ended offset the impact of the strike. Revenue in Q2 2011 and Q3 2011 included $9.0 million and $9.8 million, respectively, of silver sales at spot prices, after the Company reached the first-year threshold for deliveries under the silver purchase agreement. The Company had no operations until it acquired the San Dimas Mine in August 2010, hence there was no revenue in Q2 2010 and revenue in Q3 2010 was generated from 56 days of operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Net income of $18.6 million earned in Q1 2012 is not directly comparable to any of the quarters in 2011. The significantly higher net income in Q3 2011 was due mainly to receiving the $18.3 million Northgate termination fee, net of transaction costs, interest income and realized foreign exchange gains of $4.3 million on the VAT refund and a reduction of $11.4 million in income taxes due to foreign exchange losses in Mexico upon the novation of an intercompany loan. The higher net income in Q4 2011 was mainly due to recording the benefit of the APA filing, retroactive to August 6, 2010 and conversely the lower net income in Q2 2011 and Q1 2011, as well as Q4 2010 and Q3 2010 reflects tax on silver sales based on market prices rather than realized prices. The significant loss in Q3 2010 was due mainly to the partial period of operations, San Dimas transaction costs and the $12.5 million legal claim settlement with Alamos.

The cash balance of $86.3 million at the end of Q1 2012 reflects the repayment at the beginning of January 2012 of the first $5 million installment of the promissory note held with Goldcorp Inc (“Goldcorp”) plus $4.4 million in accrued interest thereon (see “Debt” below under “LIQUIDITY AND CAPITAL RESOURCES”). The significant increase in the cash balance during Q3 2011 was due mainly to strong sales proceeds (including spot silver sales), the receipt of the $18.3 million Northgate termination fee, net of transaction costs, and the $17.1 million VAT refund, net of the VAT loan repayment. Cash in Q4 2011 was reduced by the $30 million convertible note repayment. In Q3 2010, the Company received the net proceeds of the equity offering to fund the San Dimas acquisition.

The increase in total assets in Q3 2010 resulted from the acquisition of the San Dimas Mine (including the recognition of an $80.6 million VAT refund receivable) and the receipt of cash from the subscription receipts offering (after paying the cash portion of the purchase price).

Long-term liabilities were recognized for the first time in Q3 2010 as the $60 million convertible note and $50 million promissory note were issued as part of the consideration for the acquisition of the San Dimas Mine. The approximate $60 million reduction in long-term liabilities during 2011 was due to the $30 million convertible note repayment in Q4 2011 and the reclassification of the $30 million balance of the convertible note to a current liability based on its contractual maturity.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

NON-GAAP MEASURES

Non – GAAP measure – Cash costs per gold ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a byproduct basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended
	March 31
	2012	2011
Operating expenses per the consolidated
financial statements ($000's)	18,893	15,868
Share-based payment included in
operating expenses($000's)	(156)	(486)
Inventory movements and adjustments ($000's)	(1,356)	(351)
Total cash operating costs ($000's)	17,381	15,031
Ounces of gold produced	22,588	20,498
Gold equivalent ounces of silver produced	3,205	3,585
Gold equivalent ounces produced	25,793	24,083
Total cash costs per gold equivalent ounce	$674	$624

Total cash operating costs ($000's)	17,381	15,031
By-product silver credits ($000's)	(5,375)	(4,972)
Cash costs, net of by-product credits ($000's)	12,006	10,059
Ounces of gold produced	22,588	20,498
Total by-product cash costs per gold ounce produced	$532	$491

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Non – GAAP measure – Adjusted net income (loss)

The Company has included the non-GAAP performance measures of adjusted net income (loss) and adjusted net income (loss) per share, throughout this document. Items are adjusted where considered to be unusual or non-recurring based on the historical and expected future performance of the Company. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net income (loss) to net income (loss) (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended
	March 31
(In thousands of US dollars except per share amounts)	2012	2011¹
	$	$
Net income (loss)	18,578	(7,895)
Loss (gain) on derivative contracts	20	(3,127)
Accretion charged on convertible debt	-	1,708
Transaction costs	182	93
Benefit of APA filing	-	10,842
Adjusted net income	18,780	1,621

Adjusted net income per share	0.21	0.02

Weighted average number of common shares outstanding	88,259,831	87,772,801

1	Adjusted net income (loss) restated to take account of APA filing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Non – GAAP measure - Operating cash flows before working capital changes

The Company has included the non-GAAP performance measure operating cash flows before working capital changes in this MD&A. Non-GAAP performance measures do not have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of operating cash flows before working capital changes to cash (used in) provided by operating activities (the nearest GAAP measure) per the consolidated financial statements.

	Three months ended
	March 31
(In thousands of US dollars)	2012	2011
	$	$
Cash provided by operating activities	22,470	12,118
Change in non-cash operating working capital	(1,213)	(13,300)
Operating cash flows before working capital changes	21,257	(1,182)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2012, the Company had cash of $86.3 million (December 31, 2011 - $80.8 million) and working capital of $66.0 million (December 31, 201 – $53.4 million). Net cash flows for the three months ended March 31, 2012 and 2011 were as follows:

	Three months ended
(In thousands of US dollars)	March 31
	2012	2011
Cash Flow:		$
Provided by operating activities	$22,470	12,118
Used in investing activities	(7,808)	(5,191)
Used in financing activities	(9,406)	(276)
Effect of exchange rate changes on cash	251	431
Increase in cash	5,507	7,082
Cash, beginning of period	80,761	58,298
Cash, end of period	86,268	65,380

Operating activities

During the three months ended March 31, 2012, the Company’s net cash flows provided by operating activities were $22.5 million, being cash flows before changes in working capital of $21.3 million and changes in non-cash working capital of $1.2 million. The cash flows before changes in working capital primarily comprised cash income from mine operations of $25.1 million, offset by cash general and administrative costs of $3.1 million and income taxes paid of $0.7 million. The change in non-cash working capital of $1.2 million resulted from an increase of $1.9 million in payables and a decrease of $0.9 million in inventories, offset by an increase of $1.6 million in trade and other receivables, and prepaid expenses.

During the three months ended March 31, 2011, the Company’s net cash flows from operating activities were $12.1 million. The Company recorded a net loss of $7.9 million, which, adjusted for non-cash items, resulted in cash outflows of $1.2 million before changes in working capital. This amount mainly comprised cash income from mine operations of $18.1 million, offset by cash general and administrative costs of $3.0 million and income taxes paid of $14.6 million. The change in non-cash working capital was an inflow of $13.3 million, mainly due to collecting $7.9 million of receivables and a $5.2 million increase in accounts payable and accrued liabilities.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Investing activities

Cash flows used in investing activities were $7.8 million in 2012, compared with $5.2 million 2011. Substantially all of the outflows in both 2012 and 2011 were for capital expenditures at the San Dimas Mine, mainly being exploration and delineation drilling and drifting and mine development.

Financing activities

The Company used $9.4 million of cash for financing activities in 2012, relating entirely to the repayment of the first $5 million principal repayment of the promissory note (see “Debt” below) and $4.4 million of interest thereon. In 2011, the Company used $0.3 million of cash for financing activities, being interest paid of $0.4 million, offset by $0.1 million received from the exercise of warrants.

Debt

On August 6, 2010, in connection with the acquisition of the San Dimas Mine, the Company issued the following debt instruments:

(i)

A convertible promissory note (“the Note”) in the principal amount of $60 million with an annual interest rate of 3%, to DMSL, which DMSL immediately assigned to Goldcorp. The Note may be repaid in cash by the Company at any time or converted, at any time up to the maturity date (being the “Initial Maturity Date” or “the Second Maturity Date”), by Goldcorp at a conversion price of Cdn$6.00 per share. In determining the number of common shares to be issued on conversion, per the Note, the principal amount will be translated into Canadian dollars by multiplying such amount by 1.05, which was the approximate exchange rate at the time of the acquisition.

On the first anniversary of the Note (“Initial Maturity Date”), the Note was repayable in cash or, at the option of Primero, into common shares at 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Initial Maturity Date (the “Maturity Conversion Price”). If on the Initial Maturity Date, Primero served notice to convert (“Debtor Conversion Notice”), Goldcorp had the right to extend the maturity Date until the second anniversary of the Note (the “Second Maturity Date”). On July 20, 2011, Primero served notice to Goldcorp to convert the Note into common shares of the Company and on August 4, 2011, Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, which gave the Company the right to (1) pay the principal amount in cash immediately or (2) convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

On October 19, 2011, the Company used its cash resources to repay $30 million (or 50%) of the Note plus $1.1 million of accrued interest.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

(ii)

A promissory note in the principal amount of $50 million with an annual interest rate of 6% to DMSL, which DMSL subsequently assigned to a wholly-owned Luxembourg subsidiary of Goldcorp. The promissory note is repayable in four annual installments of $5 million, starting on December 31, 2011, with the balance of principal due on December 31, 2015. On January 3, 2012, the Company repaid the first $5 million annual installment plus accrued interest of $4.4 million. In addition to the annual installments, the Company is required to pay 50% of annual excess free cash flow (as defined in the promissory note) against the principal balance.

Liquidity Outlook

As at March 31, 2012, the Company had cash of $86.3 million and working capital of $66.0 million. The working capital reflects the $30 million convertible note due August 6, 2012 as a current liability, and this debt could be settled at the Company’s discretion by issuing shares. The Company expects that these resources, as well as ongoing cash flow from the San Dimas Mine, will be sufficient to fund its operations for the foreseeable future.

On October 17, 2011, the Company filed an application to the Mexican tax authorities for an advance pricing agreement (“APA”) on the appropriate price to apply to intercompany sales under the silver purchase agreement. As described under “RESULTS OF OPERATIONS – Income taxes” above, for the duration of the APA process (which the Company has been advised is likely to take 12 to 14 months), the Company will record its intercompany pricing on sales of silver under the silver purchase agreement at the fixed price realized from Silver Wheaton Caymans and it will pay taxes on the same basis. At the conclusion of the APA process, the Mexican tax authorities will issue a tax resolution letter specifying the price that they consider appropriate for the Company to apply to intercompany sales under the silver purchase agreement. If Primero is unsuccessful in its APA application, it could owe significant taxes. If the Mexican tax authorities resolved that the market price of silver was the appropriate price for sales under the silver purchase agreement, the Company would be required to record additional income taxes of $41.6 million as at March 31, 2012, of which the Company has paid and, applied for a refund of $21.3 million, resulting in an incremental cash payment of $20.3 million.

Related party transactions

The Company has a convertible note and a promissory note outstanding to Goldcorp and a wholly-owned subsidiary of Goldcorp, respectively. Goldcorp owns approximately 35% of the Company’s common shares. Interest accrues on the promissory and convertible notes and is recorded within trade and other payables. A payment of $5 million plus accrued interest of $4.4 million was paid under the terms of the Promissory note on January 3, 2012.

During the three months ended March 31, 2012, $1.3 million (2011 - $1.3 million) was paid to DMSL for the purchase of equipment, equipment leasing fees and services received under a transition services agreement between the Company and DMSL. These amounts are considered to be at fair value. As at March 31, 2012, the Company had an amount payable of $2.4 million outstanding to DMSL (December 31, 2011 - $2.9 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Shares issued

The Company did not issue any shares during the three months ended March 31, 2012, nor has it issued any shares since that date to the date of this MD&A.

Outstanding Share Data

Shareholders’ equity as at March 31, 2012 was $522.7 million compared to $503.3 million as at December 31, 2011.

Share Capital

As at March 31, 2012, the Company had 88,259,831 common shares outstanding (December 31, 2011 –88,259,831). As at the date of this MD&A, the total number of common shares outstanding was 88,259,831.

Options

As at March 31, 2012, the Company had 8,649,490 options outstanding with a weighted average exercise price of Cdn$5.52. As at the date of this MD&A, the total number of options outstanding was 8,649,490, of which 5,953,998 are exercisable.

Common Share Purchase Warrants

As at March 31, 2012, the Company had a total of 20,800,000 common share purchase warrants outstanding with a weighted average exercise price of Cdn$8.00 per share. As at the date of this MD&A, the total number of common share purchase warrants outstanding was 20,800,000, all of which are exercisable. On February 6, 2012, 476,980 brokers’ warrants with an exercise price of Cdn$6.00 expired.

Convertible Note

As at March 31, 2012, the Company had a $30 million convertible note outstanding (see “LIQUIDITY AND CAPITAL RESOURCES” – “Debt” above). The convertible note may be converted, up to the maturity date, at any time by the holder, Goldcorp, at a conversion price of Cdn$6.00 per share. Alternatively, as Goldcorp elected to extend the Maturity date of the Note until the Second Maturity Date, and the Company did not pay the principal amount in cash immediately. the Company now has the option to convert the debt to shares on the Second Maturity Date at a price equal to the greater of a) the Maturity Conversion Price (which was Cdn$3.74) and b) 90% of the volume weighted average trading price of the common shares for the five trading days ending immediately prior to the Second Maturity Date.

Therefore, if the Company elects to convert on the second maturity date, the lowest price at which the debt would be converted is Cdn$3.74 per share and the Company would issue 8,422,460 common shares to Goldcorp. In determining the number of common shares to be issued on conversion, the principal amount will be translated into Canadian dollars by multiplying that amount by 1.05.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

ADOPTION OF NEW ACCOUNTING POLICIES

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Changes in accounting policies

The Company has made no changes to its accounting policies during the first quarter 2012.

Recent pronouncements issued

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact in the future on the Company:

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued by the IASB in May 2011, and is effective for annual periods beginning on or after January 1, 2013, with early application permitted. IFRS 13 was issued to remedy the inconsistencies in the requirements for measuring fair value and for disclosing information about fair value measurement in various current IFRSs. IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company is currently assessing the impact IFRS 13 will have on its consolidated financial statements.

In October 2011, the IASB issued IFRIC 20 - Stripping Costs in the Production Phase of a Mine (“IFRIC 20”). IFRIC 20 clarifies the requirements for accounting for the costs of stripping activity in the production phase of an open-pit mine when two benefits accrue: (i) usable ore that can be used to produce inventory and (ii) improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with earlier application permitted and includes guidance on transition for pre-existing stripping assets. The adoption of this standard will not have a material impact on Primero’s consolidated financial statements based on the Company’s current underground mining operations.

In June 2011, the IASB issued amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”). The amendments are effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The amendments to IAS 1 require companies preparing financial statements in accordance with IFRS to group together items within other comprehensive income (“OCI”) that may be reclassified to the profit or loss section of the Consolidated Statement of Operations. The amendments also reaffirm existing requirements that items in OCI and profit or loss should be presented as either a single statement or two consecutive statements. The Company does not anticipate this amendment will have a significant impact on its consolidated financial statements.

As of January 1, 2015, Primero will be required to adopt IFRS 9, “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The Company is currently assessing the impact IFRS 9 will have on its financial statements.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has identified the following critical accounting policies and estimates.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Inventories

Finished goods, work-in-process and stockpiled ore are valued at the lower of average production cost and net realizable value.

The Company records the costs of mining ore in process as work-in-process inventories measured at the lower of cost and estimated net realizable value. These costs are charged to income and included in operating expenses on the basis of ounces of gold recovered. The estimates and assumptions used in the measurement of work-in-process inventories include quantities of recoverable ounces of gold and silver in the mill processing circuits and the price per gold ounce expected to be realized when the ounces of gold are recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the carrying amounts of its work-in-process inventories, which would reduce the Company’s income and working capital. At March 31, 2012, the average costs of inventories are significantly below their net realizable values.

Mining interests and impairment testing

The Company records mining interests at cost. Exploration costs are capitalized where they meet the Company’s criteria for capitalization.

A significant portion of the Company’s mining properties are depleted using the units-of-production method. Under the units-of-production method, depletion of mining properties is based on the amount of reserves expected to be recovered from the mines. If estimates of reserves expected to be recovered prove to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the metal price forecasts or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write down the carrying amounts of its mining properties, or to increase the amount of future depletion expense, both of which would reduce the Company’s income and net assets.

The Company reviews and evaluates its mining properties for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. For the year ended December 31, 2011, as a result of the Company’s continuing depressed share price, the Company reviewed its mining properties for impairment. This review was based upon the expected discounted future net cash flows to be generated from the San Dimas Mine and it was concluded that there was no impairment (as discussed above under “RESULTS OF OPERATIONS - Mining interests and impairment”). If the Company determines there has been an impairment because its prior estimates of future net cash flows have proven to be inaccurate, due to reductions in the metal price forecasts, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs may not be recovered based on current economics or permitting considerations, the Company would be required to write down the carrying amounts of its mining properties, which would reduce the Company’s income and net assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

At December 31, 2011, the expected future cash flows of the San Dimas Mine were derived from the Company’s most recent estimates of proven and probable reserves and value beyond proven and probable (as discussed above under “Change in reserve and resource estimation methodology” under “RECENT CORPORATE DEVELOPMENTS” above). Other estimates included in the expected future cash flows from the San Dimas Mine were, a long-term gold price of $1,330 and a discount rate of 6.5% for reserves and resources and 8.5% for exploration potential. Of most significance, the impairment model used by the Company includes the recognition of taxation on silver sales under the silver purchase agreement at realized prices (see “Income Taxes” under “RESULTS OF OPERATIONS” above).

Plant and equipment are depreciated over their estimated useful lives. In some instances, the estimated useful life is determined to be the life of mine in which the plant and equipment is used. If estimates of useful lives including the economic lives of mines prove to be inaccurate, the Company could be required to write down the carrying amounts of its plant and equipment, or to increase the amount of future depreciation expense, both of which would reduce the Company’s income and net assets.

Fair value of assets purchased in a business combination

The Company’s business combinations are accounted for using the acquisition method of accounting whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. No goodwill has been recorded to date.

Assumptions underlying fair value estimates are subject to significant risks and uncertainties, which if incorrect could lead to an overstatement of the mineral properties of the Company which would then be subject to an impairment test as described above.

Reclamation and closure cost obligations

The Company has an obligation to reclaim its mining properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards. IFRS requires the Company to recognize the fair value of a liability for a decommissioning liability, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as liabilities when the liabilities are incurred and increases the carrying values of the related assets by the same amount. At the end of each reporting period, the liabilities are increased to reflect the passage of time (accretion expense). Adjustments to the liabilities are also made for changes in the estimated future cash outflows underlying the initial fair value measurements, and changes to the discount rate used to present value the cash flows, both of which may result in a corresponding change to the carrying values of the related assets. The capitalized asset retirement costs are amortized to income over the life of the related assets using the units-of-production method. Should the estimation of the reclamation and closure cost obligations be incorrect, additional amounts may need to be provided for in future which could lead to an increase in both the liability and associated asset. Should the reported asset and liability increase, the amortization expense in the statement of operations of the capitalized asset retirement cost would increase.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Taxation

The Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that future taxable profits will be available against which they can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant estimates related to expectations of future taxable income, applicable tax strategies and the expected timing of the reversals of existing temporary differences. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management.

The Company recognizes current income tax benefits when it is more likely than not, based on technical merits, that the relevant tax position will be sustained upon examination by applicable tax authorities. The more likely than not criteria is a matter of judgment based on the individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

The recoverability of deferred income tax assets and the recognition and measurement of uncertain tax positions are subject to various assumptions and management judgment. Actual results may differ from these estimates. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates could occur that materially affect the amounts of current and deferred income taxes recognized by the Company, as well as deferred income tax assets and liabilities recorded at March 31, 2012.

Share-based payments

For equity-settled awards, the fair value of the award is charged to the statement of operations and credited to the share-based payment reserve rateably over the vesting period, after adjusting for the number of awards that are expected to vest. The fair value of the awards is determined at the date of grant using the Black-Scholes option pricing model. To the extent that the inputs into the Black-Scholes pricing model are inaccurate, there could be an increase or decrease to the share-based payment charge to the statement of operations.

Capital management

There have been no significant changes in the Company’s objectives, policies and processes for managing its capital, including items the Company regards as capital, during the three months ended March 31, 2012. At March 31, 2012, the Company expects its capital resources and projected cash flows from continuing operations to support its normal operating requirements on an ongoing basis, planned development and exploration of its mineral properties, and other expansionary plans. At March 31, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company had not complied.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Financial instruments

The Company’s financial instruments at March 31, 2012 and December 31, 2011 consist of cash, trade and other receivables, the derivative asset, trade and other payables, the convertible note, the promissory note, and other long-term liabilities.

At March 31, 2012, the carrying amounts of cash, trade and other receivables, and trade and other payables are considered to be reasonable approximation of their fair values due to their short-term nature.

The fair value of the convertible note liability was determined on the date of issue using a discounted future cash-flow analysis. The fair value of the promissory note upon initial recognition was considered to be its face value. The fair value of the phantom share plan liability was measured at the reporting date using the Black Scholes pricing model. The derivative asset is marked-to market each period.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at March 31, 2012 or December 31, 2011, other than those discussed below.

(i)	Derivative contracts on silver

On March 18, 2011, the Company entered into a series of monthly call option contracts to purchase 1,204,000 ounces of silver at $39 per ounce for a total cost of $2.2 million. These contracts were designed to partially mitigate the adverse tax consequences of the silver purchase agreement while at the same time exposing the Company to gains from a potential rise in silver prices. The contracts covered approximately two-thirds of the monthly silver production sold to Silver Wheaton Caymans over the period April 1, 2011 to September 30, 2011. During the three months ended March 31, 2011, an unrealized mark-to-market gain of $0.7 million was recognized in the statement of operations in respect of these call options. All contracts under the March 18, 2011 purchase had expired by December 31, 2011.

On September 15, 2011, the Company entered into another series of monthly call option contracts to purchase 1,489,400 ounces of silver at $49 per ounce for a total cost of $3.7 million. These contracts were designed to cover approximately 30% of the monthly silver production sold to Silver Wheaton Caymans over the period September 27, 2011 to September 26, 2012. These options were intended to offset the incremental income tax that would be payable by the Company if spot prices exceed the strike price. The fair value of these contracts (which are accounted for as a derivative asset) was $0.2 million at March 31, 2012, based on current and available market information. In the three months ended March 31, 2012, the Company recognized a loss on these contracts of $20,000, comprising a realized loss on expired contracts of $955,000 and an unrealized mark-to-market gain on unexpired contracts of $935,000.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

(ii)	Convertible note and promissory note

The convertible note was considered to contain an embedded derivative liability which was re-measured at fair value each period during the initial one year term that expired on August 6, 2011, at which time the fair value of the derivative was $nil. During the three months ended March 31, 2011 the fair value of the derivative liability decreased by $2.4 million, resulting in an unrealized gain of the same amount.

The fair value of the convertible note liability was determined using a statistical model, which contained quoted prices and market-corroborated inputs. The fair value of the promissory note upon initial recognition was considered to be its face value.

RISKS AND UNCERTAINTIES

Financial instrument risk exposure

The following describes the types of financial risks to which the Company’s financial instruments are exposed and its objectives and policies for managing those risk exposures.

(a)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade receivables; however, it also arises on cash. To mitigate exposure to credit risk on financial assets, the Company limits the concentration of credit risk, ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at March 31, 2012 is considered to be negligible.

The Company’s maximum exposure to credit risk at March 31, 2012 and December 31, 2011 is as follows:

	March 31, 2012	December 31, 2011
(In thousands of US dollars)		$

Cash	86,268	80,761
Trade and other receivables	4,301	5,526
Taxes receivable	25,330	20,969

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company has developed a planning, budgeting and forecasting process to help determine the funds required to support its normal operating requirements on an ongoing basis and its expansionary plans.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

In the normal course of business, the Company enters into contracts and performs business activities that give rise to commitments for future minimum payments. The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments at March 31, 2012:

					December 31
	March 31, 2012				2011
	Within		Over
	1 year	2-5 years	5 years	Total	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	23,296	-	-	23,296	20,553
Taxes payable	5,682	-	-	5,682	4,213
Convertible debt and interest	31,846	-	-	31,846	31,846
Promissory note and interest	8,018	46,448	-	54,466	63,900
Minimum rental and operating lease payments	492	487	-	- 979	1,115
Reclamation and closure cost obligations	-	-	19,362	- 19,362	19,362
Commitment to purchase plant and equipment	2,443	-	-	2,443	694
	71,777	46,935	19,362	138,074	141,683

(c)	Market risk

(i)	Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars and Mexican pesos. The appreciation of the Mexican peso against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to US dollars at the average rate during the period, as such if the US dollar appreciates (depreciates) as compared to the Canadian dollar, the costs of the Company would decrease (increase) in US dollar terms. The Company’s equity is denominated in Canadian dollars; the convertible U.S. dollar debt held by Goldcorp is convertible into equity at a fixed Canadian dollar price, as such the Company is subject to currency risk if the Canadian dollar depreciates against the U.S. dollar.

During the three months ended March 31, 2012, the Company recognized a gain of $1.5 million on foreign exchange (2011 - loss of $1.6 million).

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

(ii)	Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company has very limited interest rate risk as the net exposure of financial instruments subject to floating interest rates is not material.

(iii)	Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on metal prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world. This risk includes the fixed price contracted sales of silver and associated taxation. As discussed above, during 2011, the Company entered into two sets of silver call options to partially mitigate the adverse tax consequences of increases in the price of silver.

Other risks and uncertainties

In 2012, there have been no changes to the Company’s exposure to other risks and uncertainties, including risks relating to the Company’s foreign operations, government regulation, and environmental regulation, as described in the 2011 year-end MD&A. With respect to commitments and contingencies of Primero, the reader is referred to Note 14 of the Company’s Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2012 as filed on SEDAR.

Disclosure controls and procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

The Company’s management, with the participation of its CEO and CFO, have evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Internal controls over financial reporting

The Company’s management, with the participation of its CEO and CFO is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

  pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

There has been no material change in internal controls of the Company during the three months ended March 31, 2012.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Cautionary Statement on Forward-Looking Statement Information

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, for example, references to the possibility of acquiring producing or near-term producing precious metals assets, future gold and silver production and the requirement for future financings. Forward –looking information and statements in this MD&A include those that relate to:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

  the ability to be successful in its APA application with the intention of paying taxation on silver sales to Silver Wheaton Caymans at realized prices, the ability of the Company to expand production at the San Dimas Mine, the ability of the Company to identify appropriate acquisition opportunities, or if an opportunity is identified, to conclude a transaction on satisfactory terms, the actual results of exploration activities, including the ability of the Company to continue the historical conversion of resources to reserves at the San Dimas Mine, actual results of reclamation activities at the San Dimas Mine, the estimation or realization of Mineral Reserves and Resources, the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs, the timing of the development of new mineral deposits,
  the Company’s requirements for additional capital and ability to complete future financings, future prices of precious and base metals,
  expected ore grades, recovery rates, and throughput
  that plant, equipment or processes will operate as anticipated, accidents, labour disputes, road blocks and other risks of the mining industry, the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas Mine, the ability of the Company to comply with environmental, safety and other regulatory requirements, the completion of development or construction activities,
  expectations regarding currency fluctuations,
  title disputes relating to the Company’s properties,
  the timing and possible outcome of pending litigation

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; assumptions relating to the existence of companies that may wish to dispose of producing or near-term producing precious metals assets, that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities of minable ore in the Central Block and Sinaloa Graben; that the geology and vein structures in the Sinaloa Graben are as expected; that the Company completes the Sinaloa Graben/Central Block tunnel; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; and that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; insufficient capital to complete mill expansion, development and exploration plans; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; inability to complete the Sinaloa Graben/Central Block tunnel or other development; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties” , in the Company’s MD&A dated March 27, 2012 (as filed on SEDAR) under the headings “Risks and uncertainties” and “Other risks and uncertainties”, and in the Company’s short form prospectus dated July 9, 2010 under the heading “Risk Factors” for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2012

Cautionary Note for United States Investors

As a British Columbia corporation and a “reporting issuer” under Canadian securities laws, the Company is subject to certain rules and regulations issued by Canadian Securities Administrators. The Company is required to provide detailed information regarding its properties including mineralization, drilling, sampling and analysis, on security of samples and mineral reserve estimates under Canadian National Instrument 43-101 (“NI 43-101”). The United States Securities and Exchange Commission applies different standards than the standards under NI 43-101 in order to classify mineralization as a reserve. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. Further, the Company describes any mineral resources associated with its properties utilizing terminology such as “inferred” or “indicated” which are terms recognized by Canadian regulators under NI 43-101 but not recognized by the United States’ Securities and Exchange Commission. United States investors are also cautioned that disclosure of exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 mineral resources being identified.

On behalf of the Board

Joseph F. Conway
President, CEO and Director